Exhibit 99.1

Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2020

May 14, 2020

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of IMV Inc. (the “Corporation”) are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The unaudited interim condensed consolidated financial statements include some amounts and assumptions based on management’s best estimates which have been derived with careful judgment.

In fulfilling its responsibilities, management has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the unaudited interim condensed consolidated financial statements. The Audit Committee of the Board of Directors reviewed and approved the Corporation’s unaduited interim condensed consolidated financial statements, and recommended their approval by the Board of Directors.

(signed)	“Frederic Ors”	(signed)	“Pierre Labbé”
	Chief Executive Officer		Chief Financial Officer

Approved on behalf of the Board of Directors

(signed) “James W. Hall”, Director	(signed) “Wayne Pisano”, Director

IMV Inc.
Unaudited Interim Condensed Consolidated Statements of Financial Position
As at March 31, 2020 and December 31, 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

	March 31,	December 31,
	2020	2019
	$	$
Assets
Current assets
Cash and cash equivalents	7,372	14,066
Amounts receivable	653	845
Prepaid expenses	2,676	3,032
Investment tax credits receivable	1,886	1,661
	12,587	19,604
Property and equipment	2,742	2,830
	15,329	22,434
Liabilities
Current liabilities
Accounts payable and accrued liabilities	7,525	6,157
Amounts due to directors	64	60
Current portion of long-term debt (note 4)	342	88
Current portion of lease obligation	103	100
	8,034	6,405
Lease obligation	1,181	1,208
Long-term debt (note 4)	8,529	8,373
	17,744	15,986
Equity	(2,415)	6,448
	15,329	22,434

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

IMV Inc.
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
For the periods ended March 31, 2020 and March 31, 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

	Share	Contributed
	Capital	Surplus	Warrants	Deficit	Total
	$	$	$	$	$
	(note 5)	(note 6)	(note 7)

Balance, December 31, 2018	90,152	6,504	415	(92,754)	4,317
Net loss and comprehensive loss for the period	-	-	-	(5,943)	(5,943)
Issuance of shares in public offering	29,456	-	-	-	29,456
Share issuance costs	(2,525)	-	-	-	(2,525)
Exercise of warrants	82	-	(21)	-	61
Employee share options:
Value of services recognized	-	391	-	-	391
Exercise of options	242	(187)	-	-	55
Balance, March 31, 2019	117,407	6,708	394	(98,697)	25,812

Balance, December 31, 2019	117,544	8,691	332	(120,119)	6,448
Net loss and comprehensive loss for the period	-	-	-	(9,664)	(9,664)
Issuance of shares in “at-the-market” public offering	771	-	-	-	771
Share issuance costs	(426)	-	-	-	(426)
Redemption of deferred share units, net of applicable taxes	184	(189)	-	-	(5)
Expiry of warrants	-	332	(332)	-	-
Deferred share units (“DSU”s):
Value of services recognized	-	122	-	-	122
Employee share options:
Value of services recognized	-	306	-	-	306
Exercise of options	239	(206)	-	-	33
Balance, March 31, 2020	118,312	9,056	-	(129,783)	(2,415)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

IMV Inc.
Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
For the three months ended March 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

	Three months	Three months
	ended March 31,	ended March 31,
	2020	2019
	$	$
Income
Subcontract revenue	-	8
Interest income	68	74
	68	82
Expenses
Research and development	6,824	4,013
General and administrative	3,033	1,960
Government assistance	(558)	(346)
Accreted interest (note 4)	433	398
	9,732	6,025
Net loss and comprehensive loss for the year	(9,664)	(5,943)
Basic and diluted loss per share	(0.19)	(0.13)
Weighted-average shares outstanding	50,719,488	46,712,436

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

IMV Inc.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three months ended March 31, 2020 and 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

	Three months	Three months
	ended March	ended March
	31,	31,
	2020	2019
	$	$
Cash provided by (used in)
Operating activities
Net loss and comprehensive loss for the year	(9,664)	(5,943)
Charges to operations not involving cash
Interest on lease obligation	36	38
Depreciation of property and equipment	121	107
Accretion of long-term debt	433	398
Deferred share unit compensation	122	(203)
Stock-based compensation	306	391
Loss on disposal of assets	-	8
	(8,646)	(5,204)
Net change in non-cash working capital balances related to operations
Decrease in amounts receivable	192	459
Decrease in prepaid expenses	356	173
Increase in investment tax credits receivable	(225)	(345)
Increase (decrease) in accounts payable and accrued liabilities	1,368	(3,303)
Increase in amounts due to directors	4	14
	(6,951)	(8,206)
Financing activities
Proceeds from public equity offering	771	29,456
Share issuance costs in public equity offering	(426)	(1,862)
Proceeds from the exercise of stock options	33	55
Proceeds from the exercise of warrants	-	61
Withholdings on redemption of DSUs	(5)	-
Repayment of long-term debt	(23)	(20)
Repayment of lease obligation	(60)	(60)
	290	27,630
Investing activities
Acquisition of property and equipment	(33)	(112)
Net change in cash and cash equivalents during the period	(6,694)	19,312
Cash and cash equivalents - Beginning of period	14,066	14,895
Cash and cash equivalents - End of period	7,372	34,207

Supplementary cash flow
Interest received	68	74

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

1	Nature of operations

IMV Inc. (the “Corporation or IMV”) is, through its 100% owned subsidiary, a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Corporation’s proprietary drug delivery platform (“DPX”). This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck’s Keytruda® Checkpoint inhibitor. The Corporation has one reportable and geographic segment. Incorporated under the Canada Business Corporations Act and domiciled in Dartmouth, Nova Scotia, the shares of the Corporation are listed on the Nasdaq Stock Market and the Toronto Stock Exchange under the symbol “IMV”. The address of its principal place of business is 130 Eileen Stubbs Avenue, Suite 19, Dartmouth, Nova Scotia, Canada.

An outbreak of a novel strain of coronavirus, identified as “COVID-19”, was declared a global pandemic by the World Health Organization on March 11, 2020. In response, many countries have required entities to limit or suspend business operations and implemented travel restrictions and quarantine measures. These measures have disrupted the activities of many entities and have led to significant volatility in the global markets. The Corporation continues to monitor and actively manage the developing impacts from COVID-19, including but not limited to, the potential future effects on its assets, cash flow and liquidity, and will continue to assess impacts to the Corporation’s operations, going concern assumption, and the value of assets and liabilities reported in these statements. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

2	Basis of presentation

The Corporation prepares its unaudited interim condensed consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Chartered Professional Accountants of Canada Handbook - Accounting Part I, which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, International Accounting Standards 34 Interim Financial Reporting . Accordingly, certain information normally included in annual audited financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed. The unaudited interim condensed consolidated financial statements should be read in conjunction with the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2019.

The policies applied in these unaudited interim condensed consolidated financial statements are based on IFRS issued and outstanding as of May 14, 2020, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Corporation’s annual audited consolidated financial statements for the year ending December 31, 2019 could result in restatement of these unaudited interim condensed consolidated financial statements.

(2)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

3	Significant accounting policies, judgments and estimation uncertainty

These unaudited interim condensed consolidated financial statements have been prepared using the same policies and methods as the annual audited consolidated financial statements of the Corporation for the year ended December 31, 2019. Refer to note 4 of the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2019 for more information on accounting policies and methods applied.

4	Long-term debt

	March 31,	December 31,
	2020	2019
	$	$
Atlantic Canada Opportunities Agency (“ACOA”) Atlantic Innovation Fund interest-free loan with a maximum contribution of $3,786. Annual repayments, commencing December 1, 2008, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than $5,000 and 5% when gross revenues are greater than $5,000. As at March 31, 2020, the amount drawn down on the loan, net of repayments, is $3,744 (2019 - $3,744).	1,527	1,404
ACOA Atlantic Innovation Fund interest-free loan with a maximum contribution of $3,000. Annual repayments, commencing December 1, 2011, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than $5,000 and 5% when gross revenues are greater than $5,000. As at March 31, 2020, the amount drawn down on the loan is $2,995 (2019 - $2,995).	1,345	1,237
ACOA Business Development Program, interest-free loan with a maximum contribution of $395, repayable in monthly payments beginning October 2015 of $3 until October 2017 and $6 until September 2022. As at March 31, 2020, the amount drawn down on the loan, net of repayments, is $167 (2019 - $184).	164	180
ACOA Atlantic Innovation Fund interest-free loan with a maximum contribution of $2,944, annual repayments commencing September 1, 2014, are calculated as a percentage of gross revenue from specific product(s) for the preceding fiscal year, at 5% for the first 5 year period and 10%, thereafter. As at March 31, 2020, the amount drawn down on the loan is $2,944 (2019 - $2,944).	1,611	1,481
TNC 120-140 Eileen Stubbs Ltd. (the “Landlord”) loan, with a maximum contribution of $300,000, bearing interest a t 8% annum, is repayable in monthly payments beginning upon receipt of the final installment of the loan until May 31, 2028. The loan is made available in three equal installments based on the Corporation meeting certain milestones. As at March 31, 2020, the amount drawn down on the loan is $273 (2019 - $279).	273	279

Province of Nova Scotia (the “Province”) secured loan with a maximum contribution of $5,000, bearing interest at a rate equal to the Province’s cost of funds plus 1%, compounded semi-annually and payable monthly. The loan is repayable in monthly payments beginning January 1, 2021 of $83 plus interest until December 2025. The Corporation and its subsidiary have provided a general security agreement granting a first security interest in favour of the Province of Nova Scotia in and to all the assets of the Corporation and its subsidiary, including the intellectual property. As at March 31, 2020, the amount drawn down on the loan is $5,000 (2019 - $5,000).

	3,951	3,880
	8,871	8,461
Less: Current portion	342	88
	8,529	8,373

(3)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

4	Long-term debt (continued)

Total contributions received, less amounts that have been repaid as at March 31, 2020, is $15,124 (2019 - $15,147).

Certain ACOA loans and the Province loan require approval by ACOA or the Minister for the Province before the Corporation can pay management fees, bonuses, dividends or other distributions, or before there is any change of ownership of the Corporation. The Province loan requires the Corporation to obtain the written consent of the Province prior to the sale, disposal or abandonment of possession of the intellectual property of the Corporation or its subsidiary. If during the term of the Province loan, the head office, research and development facilities, or production facilities of the Corporation are moved from the Province, the Corporation is required to repay 40% of the outstanding principal of the loan.

In June 2019, the Corporation amended its loan agreement with the Province. Previously, the maturity date of the loan was August 9, 2020. The Corporation shall now start repaying the balance of the principal amount on the first day of January 2021, by making 60 monthly principal payments of $83 plus interest from January 2021 to December 2025. The annual interest rate remains at the Province’s cost of funds plus 1%.

The Province loan requires certain early repayments if the Corporation’s subsidiary, or the Corporation on a consolidated basis, has cash flow from operations in excess of $1,500. The Province loan also requires repayment of the loan under certain circumstances, such as changes of control, sale or liquidation of the Corporation or the sale of substantially all of the assets of the Corporation.

	March 31,	December 31,
	2020	2019
	$	$
Balance - Beginning of year	8,461	8,150
Accreted interest	433	1,239
Revaluation of long-term debt	-	(840)
Repayment of debt	(23)	(88)
Balance - End of year	8,871	8,461
Less: Current portion	342	88
Non-current portion	8,529	8,373

The Corporation is in compliance with its debt covenants as of March 31, 2020.

(4)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

5	Share capital

Authorized

Unlimited number of common shares and preferred shares, issuable in series, all without par value.

	Number of
	common shares	Amount
	#	$
Issued and outstanding
Balance - December 31, 2018	45,106,401	90,152
Issued for cash consideration, net of issuance costs	5,404,855	26,957
Stock options exercised	105,196	353
Warrants exercised	14,423	82
Balance - December 31, 2019	50,630,875	117,544
Issued for cash, net of issuance costs	274,790	345
Stock options exercised	77,264	239
DSUs redeemed	76,920	184
Balance - March 31, 2020	51,059,849	118,312

As at March 31, 2020, a total of 2,009,874 shares (2019 - 2,069,142) are reserved to meet outstanding stock options and DSUs.

On March 17, 2020, the Corporation entered into an Equity Distribution Agreement (“ATM Distribution”) with Piper Sandler & Co. (“Piper Sandler”) authorizing the Corporation to offer and sell common shares from time-to-time up to an aggregate offering amount of US$30,000 through Piper Sandler, as agent. Management estimates that the total expenses associated with the ATM Distribution, excluding compensation and reimbursements payable to Piper Sandler under the terms of the Equity Distribution Agreement, will be approximately $426. As of March 31, 2020, 274,790 common shares have been sold under the ATM Distribution for total gross proceeds of $771. An additional 624,620 common shares were sold subsequent to March 31, 2020 for gross proceeds of $1,753, bringing total proceeds raised under the Equity Distribution Agreement to $2,524 as of May 14, 2020.

On March 6, 2019, the Corporation completed a public offering, issuing an aggregate of 4,900,000 common shares at a price of $5.45 per common share, raising gross proceeds of $26,705. On March 11, 2019, the underwriters partially exercised their option to purchase common shares, resulting in the issuance of 504,855 common shares of the Corporation at a price of $5.45 per share for additional gross proceeds of approximately $2,751. As a result of the exercise of this option, the Corporation raised total gross proceeds of approximately $29,456 before deducting the underwriting commissions and offering expenses of $2,499.

(5)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

6	Contributed surplus

Amount
$
Contributed surplus
Balance - December 31, 2018	6,504
Share-based compensation:
Stock options vested	1,138
DSUs vested	290
Reclassification of DSUs	955
Stock options exercised	(258)
Warrants expired	62
Balance - December 31, 2019	8,691
Share-based compensation:
Stock options vested	306
DSUs vested	122
Stock options exercised	(206)
DSUs Redeemed	(189)
Warrants expired	332
Balance - March 31, 2020	9,056

Deferred share units

The maximum number of common shares which the Corporation is entitled to issue from Treasury in connection with the redemption of DSUs granted under the DSU Plan is 468,750 common shares.

DSU activity for the three months ended March 31, 2020 and the year ended December 31, 2019 are as follows:

	March 31,	December 31,
	2020	2019
	#	#
Opening balance	360,965	223,604
Granted	50,422	137,361
Redeemed	(79,106)	-
Closing balance	332,281	360,965

At March 31, 2020, there were 332,281 (2019 - 360,965) DSUs outstanding related to this Plan.

Compensation expense at March 31, 2020 was $122 (2019 - ($191) recovery), recognized over the vesting period. All services received in exchange for the grant of DSUs were measured at their fair values at the time of grant and vest immediately. Vested DSUs cannot be redeemed until the holder is no longer a member of the Board.

On August 8, 2019 (the “Reclassification Date”), the the Corporation resolved to settle all future DSU redemptions in shares, instead of cash. All outstanding DSUs are accordingly now considered equity-settled instruments. As a result of this change, the fair value of the DSUs at the Reclassification Date were reclassified from liabilities to contributed surplus.

(6)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

6	Contributed surplus (continued)

Stock options

The fair values of stock options are estimated using the Black-Scholes option pricing model. As at March 31, 2020, 245,850 stock options (2019 - 343,100) with a weighted average exercise price of $5.98 (2019 - $6.39) and a term of five years (2019 - five years), were granted to employees and consultants. The expected volatility of these stock options was determined using historical volatility rates and the expected life was determined using the weighted average life of past options issued. The value of these stock options has been estimated at $757 (2019 - $1,112), which is a weighted average grant date value per option of $3.08 (2019 - $3.24), using the Black-Scholes valuation model and the following weighted average assumptions:

	2020	2019
Risk-free interest rate	1.38%	1.81%
Expected volatility	66%	64%
Expected life (years)	4.2	4.2
Forfeiture rate	4%	5%
Expected dividend yield	0%	0%

Option activity for the three months ended March 31, 2020 and the year ended December 31, 2019 was as follows:

	March 31, 2020		December 31, 2019
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
	#	$	#	$
Outstanding - Beginning of year	1,573,411	4.63	1,474,477	4.12
Granted	245,850	5.98	343,100	6.39
Exercised	(115,626)[1]	2.16	(139,877)[1]	2.32
Forfeited	-	-	(90,570)	6.81
Cancelled	(26,042)	6.40	(1,219)	7.04
Expired	-	-	(12,500)	2.37
Outstanding - End of year	1,677,593	4.96	1,573,411	4.63

1 Of the 115,626 (2019 - 139,877) options exercised, 100,001 (2019 - 98,408) elected the cashless exercise, under which 61,639 shares (2019 - 63,727) were issued. These options would have otherwise been exercisable for proceeds of $217 (2019 - $229) on the exercise date.

The weighted average exercise price of options exercisable at March 31, 2020 is $4.17 (2019 - $3.29).

The maximum number of common shares issuable under the Corporation’s stock option plan shall not exceed 4,600,000, inclusive of all shares presently reserved for issuance pursuant to previously granted stock options.

(7)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

7	Warrants

Warrant activity for the period ended March 31, 2020 and the year ended December 31, 2019 was as follows:

		March 31, 2020			December 31, 2019
		Weighted			Weighted
		average			average
		exercise			exercise
	Number	price	Amount	Number	price	Amount
	#	$	$	#	$	$
Opening balance	134,766	6.53	332	192,458	5.84	415
Exercised	-	-	-	(14,423)	4.22	(21)
Expired	(134,766)	6.53	(332)	(43,269)	4.22	(62)
Closing balance	-	-	-	134,766	6.53	332

The fair values of warrants are estimated using the Black-Scholes option pricing model. There were no warrants issued in 2019 or 2020.

8	Financial instruments

Fair value of financial instruments

Financial instruments are defined as a contractual right or obligation to receive or deliver cash on another financial asset.

The following table sets out the approximate fair values of financial instruments as at the unaudited interim condensed consolidated statements of financial position date with relevant comparatives:

	March 31, 2020		December 31, 2019
	Carrying		Carrying
	value	Fair value	value	Fair value
	$	$	$	$
Cash and cash equivalents	7,372	7,372	14,066	14,066
Amounts receivable	318	318	439	439
Accounts payable and accrued liabilities	7,470	7,470	6,142	6,142
Amounts due to directors	64	64	60	60
Long-term debt	8,871	8,871	8,461	8,461

Assets and liabilities, such as commodity taxes, that are not contractual and that arise as a result of statutory requirements imposed by governments, do not meet the definition of financial assets or financial liabilities and are, therefore, excluded from amounts receivable and accounts payable and accrued liabilities.

Fair value of items, which are short-term in nature, have been deemed to approximate their carrying value. The above noted fair values, presented for information only, reflect conditions that existed only at March 31, 2020 and December 31, 2019 and do not necessarily reflect future value or amounts which the Corporation might receive if it were to sell some or all of its assets to a willing buyer in a free and open market.

(8)

IMV Inc.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019
(Expressed in thousands of Canadian dollars except for share and per share amounts)

8	Financial instruments (continued)

The fair value of the long-term debt is estimated based on the expected interest rates for similar borrowings by the Corporation at the unaudited interim condensed consolidated statements of financial position dates. At March 31, 2020, the fair value is estimated to be equal to the carrying amount.

9	Related party transactions

During the three months ended March 31, 2020, there were no related party transactions (2019 - $nil).

10	Subsequent events

On May 7, 2020, the Corporation completed a non-brokered private placement, issuing an aggregate of 8,770,005 Units at the market price of $2.86 per Unit, raising gross proceeds of $25,100. Each Unit will consist of one common share of the Corporation and 0.35 of one common share purchase warrant (“Warrant”). Each Warrant will have an exercise price of $3.72 and will be exercisable until 24 months after its issuance. Management estimates that the total expenses associated with the private placement, will be approximately $125.

(9)